TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD FORM 40-F FILED ON EDGAR;
AIF FILED ON SEDAR

Toronto, Ontario, February 22, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that a Form 40-F report has been filed with the U.S. Securities and Exchange Commission, consisting of the 2017 annual audited financial statements, management discussion and analysis and the annual information form ("AIF"). These filings are available through EDGAR at www.sec.gov.

The AIF and the 2017 annual audited financial statements and management discussion and analysis have also been filed with the appropriate Canadian regulatory bodies. These filings are available for viewing and retrieval through the Canadian securities regulatory authorities at www.sedar.com.

Canadian and U.S. regulatory filings are also available on the Company's website at www.iamgold.com. Hard copies of the audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.